Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate Completes Acquisition of Perseverance

     Emerges as an Unhedged Multi-Mine Gold Producer

     TSX NGX
     AMEX NXG

     VANCOUVER, Feb. 18 /CNW/ - Northgate Minerals Corporation (TSX: NGX,
AMEX: NXG) is pleased to announce the successful completion of its acquisition for Perseverance Corporation Ltd. ("Perseverance"), which was originally announced on October 29, 2007 and subsequently approved by Perseverance securityholders in three separate Schemes of Arrangement.
     Ken Stowe, President and CEO, commented, "After a lengthy process, we are extremely pleased to announce the completion of this transaction, which marks an important milestone for Northgate. Our targeted objective has been significant production growth in stable jurisdictions and the Perseverance transaction is exactly that. We are now an unhedged, multi-mine gold producer with three fully permitted operations in Canada and Australia, with combined production of over 400,000 ounces of gold expected in 2008. We are in an excellent position to further our growth through the development and exploration at our existing operations and projects while continuing to evaluate additional acquisition opportunities."
     Northgate will include the results of its newly acquired Australian operations in its consolidated financial results for the period ending
March 31, 2008. The company also plans to update its previously released 2008 production guidance to include the Fosterville and Stawell mines acquired in the transaction.

     NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     Forward-looking statements:

     This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading
"Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading "Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Investor Relations, Tel:
(416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 07:00e 18-FEB-08